Exhibit 99.6

1

NOTE: THIS IS A TRANSLATION INTO ENGLISH OF THE DEED OF
AMENDMENT OF THE ARTICLES OF ASSOCIATION (STATUTEN) OF A
DUTCH LIMITED LIABILITY COMPANY (NAAMLOZE VENNOOTSCHAP),
IN THE EVENT OF A CONFLICT BETWEEN THE ENGLISH AND DUTCH TEXTS,
THE DUTCH TEXT SHALL PREVAIL.

DEED OF AMENDMENT TO THE ARTICLES OF ASSOCIATION OF
AERCAP HOLDINGS N.V.

On this, the [  ] day of [  ] two thousand and fourteen, appeared before me, Wijnand Hendrik Bossenbroek, civil law notary at Amsterdam:
[  ].
The person appearing declared that the extraordinary general meeting of shareholders of AerCap Holdings N.V., a limited liability company (naamloze vennootschap), having its corporate seat at Amsterdam (address: 1117 CE Luchthaven Schiphol, Stationsplein 965, AerCap House, trade register number: 34251954) (the “Company”), held at Haarlemmermeer (Schiphol Airport) on the thirteenth day of February two thousand and fourteen has resolved to partially amend the articles of association of the Company.
The articles of association were last amended on the second day of May two thousand and thirteen before [the undersigned civil law notary].
Further to this resolution the person appearing stated that the articles of association of the Company are amended as follows:
Article 24 will be:
“VOTES AND ADOPTION OF RESOLUTIONS
Article 24
 24.1    At the general meeting of shareholders each share entitles its holder to one (1) vote.
 24.2    Unless otherwise stated in these articles of association, resolutions shall be validly adopted if adopted by absolute majority of votes cast.
 24.3    Blank votes, abstentions and invalid votes shall not be considered as votes cast. Shares in respect of which a blank or invalid vote has been cast, or in respect of which the holder thereof present or represented at the meeting has abstained from voting, shall be taken into account when determining which part of the Company’s issued share capital is present or represented at a general meeting of shareholders.
 24.4    The chairman of the meeting shall decide on the method of voting and on the possibility of voting by acclamation.”.
FINAL PROVISION
Finally, the person appearing declared that he has been appointed by the abovementioned extraordinary general meeting of shareholders to lay down and confirm the amendment of the articles of association by notarial deed.
CONCLUSION
The person appearing is known to me, civil law notary.

This Deed was executed in Amsterdam on the date mentioned in its heading.
After I, civil law notary, had conveyed and explained the contents of the Deed in substance to the person appearing, he declared that he had taken note of the contents of the Deed, was in agreement with the contents and did not wish them to be read out in full. Following a partial reading, the Deed was signed by the person appearing and by me, civil law notary.